Exhibit 99.1

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FANHUA Reports Second Quarter 2023 Unaudited Financial Results

-- Operating Income for the Second Quarter of 2023 Up 177.3% YoY, Beating Prior Guidance --

GUANGZHOU, China, August 30, 2023, Eastern Daylight Time, (GLOBE NEWSWIRE) FANHUA Inc. (Nasdaq: FANH) (the “Company” or “FANHUA”), a leading independent financial services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 20231.

Financial Highlights for the Second Quarter of 2023:

(In thousands, except per ADS data and percentages)	2022Q2 (RMB)	2023Q2 (RMB)	2023Q2 (US$)	Change %
Total net revenues	703,116	1,132,640	156,198	61.1
Operating income	31,028	86,032	11,864	177.3
Net income attributable to shareholders	32,123	76,515	10,551	138.2
Adjusted EBITDA[2]	35,711	104,141	14,361	191.6
Diluted net income per ADS	0.60	1.42	0.20	136.7
Diluted adjusted EBITDA per ADS[3]	0.66	1.93	0.27	192.4
Cash, cash equivalent, short-term investments at end of the period	1,090,044	1,611,554	222,243	47.8
Key operating metrics
Total life gross written premiums (“GWP”)	2,778,100	4,340,012	598,515	56.2
- First year premium (“FYP”)	615,723	1,558,093	214,871	153.1
- Renewal premium	2,162,376	2,781,918	383,644	28.7
Number of life insurance performing agents	10,653	8,189	-	-
FYP per life insurance performing agent	47,671	122,436	-	156.8

Mr. Yinan Hu, Co-Chairman and Chief Executive Officer, commented: “FANHUA has delivered a set of excellent results, boasting a remarkable revenue growth of 61.1% year over year and an impressive operating income growth of 177.3% year-over-year. These results were driven by a combination of our continued execution of a well-defined strategy and a regulatory body-mandated pricing rate change with regard to traditional life insurance products (“pricing rate change”), which led to a strong surge in certain savings products across the industry.

[1]	This announcement contains currency conversions of certain Renminbi (“RMB”) amounts into U.S. dollars (US$) at specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the effective noon buying rate as of June 30, 2023 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

[2]	Adjusted EBITDA is defined as net income before income tax expense, share of income and impairment from affiliates, interest income, financial cost, investment income, depreciation, amortization of intangible assets and share-based compensation expenses.

[3]	Diluted adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total weighted average number of diluted ADSs of the Company outstanding during the period.

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“I am particularly pleased that our focus on quality services has resulted in a consistent improvement of our persistency ratio which is a positive outcome for our insurance partners. Our digitization and platform strategy continue to deliver operating efficiency for us and is a key driver of our financial results over the quarter.

“While the outlook for the industry in the second half of 2023 is likely to be adversely impacted by the recent pricing rate change, we remain confident that the medium- to long-term outlook of the life insurance industry and in particular, the third-party distribution channel that we operate in, remain promising.

“We have recently released a new version of our company mission statement and core values. In essence, our mission revolves around empowering the growth of independent financial advisors and fostering sustainable value creation for our clients. We seek to become a globally leading technology-driven financial services platform, distinguished by the highest standards of ethics and trust for all our stakeholders.”

“We will celebrate the 25th anniversary of our founding in September 2023, a milestone that everyone of us at FANHUA is extremely proud of. Throughout the past quarter of a century, we have demonstrated a strong track record of adapting our business model and strategy to the constant changes in the industry and market environment in which we operate in. For our shareholders, since our IPO in 2007, we have achieved an accumulated operating cash flow of RMB4.0 billion and returned over RMB2.8 billion of capital through dividends and buybacks. With the continued execution of our strategy, I am confident in our ability to continuously deliver value for our shareholders.”

Commenting on the results, Mr. Ben Lin, Co-Chairman and Chief Strategy Officer, stated: “The second quarter and first half of 2023 results highlight that our organic and inorganic growth strategies are working well, helping us to grow significantly ahead of the Chinese insurance market.”

“As we enter the second half of 2023, our core strategy remains on fostering quality organic growth. We will continue to work closely with our insurance partners to launch new products and continue to execute on improving the quality and productivity of our advisory team.”

“With over 2,000 independent agencies and brokers in the market, we continue to see immense opportunity for inorganic growth. Our financial position is amongst the strongest within our industry with over RMB1.6 billion cash reserve4, positioning us favorably to take advantage of consolidation opportunities. These prospects could become more visible as the industry experiences a short-term slowdown due to the pricing rate change in the second half of 2023. Moreover, we are also exploring opportunities to expand our strategy to markets beyond mainland China. We see significant growth opportunities for independent financial services distribution in markets such as Hong Kong and Southeast Asia, which we are currently evaluating.”

[4]	Including cash, cash equivalent and short-term investments

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Open Platform and M&A Contributions over the Second Quarter of 2023

-	The number of platform professional users who used our open-platform reached 721 during the second quarter of 2023, generating RMB546.1 million in first year premiums, which accounted for 35.0% of our life insurance FYP;

-	26.2% of our life insurance FYP and 25.3% of our net revenues for the life insurance business were generated from our acquisitions made within the past 12 months.

Share Repurchase Program

On December 20, 2022, the Company’s board of directors announced a share repurchase program under which the Company may repurchase its American depositary shares, or ADSs, with an aggregate value of US$20 million from time to time. As of June 30, 2023, the Company had repurchased an aggregate of 458,341 ADSs, at an average price of approximately US$7.9 per ADS for a total amount of approximately US$3.6 million under this share repurchase program.

Acquisition of Minority Interests in Ningbo Censhi Insurance Agency Co., Ltd. (“Censhi”)

On July 20, 2023, the Company entered into definitive agreements to acquire 10% of the minority interests in Censhi, an insurance agency primarily engaged in the distribution of life insurance. FANHUA also holds the right to acquire an additional 50% of the equity interests in Censhi, which could increase its shareholding in Censhi to 60% of its equity interests, subject to Censhi achieving specific performance targets.

Business Outlook and Guidance

We expect to deliver 50% year-over-year growth in life insurance first year premiums and 50% year-over-year growth in adjusted EBITDA for 2023.

This forecast is based on the current market conditions and reflects FANHUA’s preliminary estimate, which is subject to change caused by various uncertainties.

Analysis of our Financial Results for the Second Quarter of 2023

Revenues

Total net revenues were RMB1,132.6 million (US$156.2 million) for the second quarter of 2023, representing an increase of 61.1% from RMB703.1 million for the corresponding period in 2022.

●	Net revenues for agency business were RMB1,027.2 million (US$141.7 million) for the second quarter of 2023, representing an increase of 70.2% from RMB603.4 million for the corresponding period in 2022. Total GWP increased by 55.2% year-over-year to RMB4,423.9 million, of which FYP grew by 138.6% year-over-year to RMB1,642.0 million while renewal premiums increased by 28.7% year-over-year to RMB2,782.0 million.

◆	Net revenues for the life insurance business were RMB980.1 million (US$135.2 million) for the second quarter of 2023, representing an increase of 71.7% from RMB570.7 million for the corresponding period in 2022. The increase in net revenues for the life insurance business was mainly due to i) effective implementation of our strategy which resulted in strong growth in sales agent productivity and the increase in number of high-performing agents; ii) strong sales of higher-interest rate savings products during the quarter as result of a recent pricing rate change which lowered the pricing rate of traditional life insurance products from 3.5% to 3% effective on August 1, 2023; and iii) contribution from acquisitions completed in the first quarter of 2023 which generated revenues of RMB247.8 million, partially offset by the decrease in renewal commission income as a result of the decreased weighted average renewal commission rate of renewal premiums collected, and to a lesser extent, due to changes in product mix. The decrease in weighted average renewal commission rate was mainly because renewal commission rates derived from long-term life insurance policies tend to recede over time throughout the policy payment period, particularly after the sixth year.

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Net revenues generated from our life insurance business accounted for 86.5% of our total net revenues in the second quarter of 2023, as compared to 81.2% in the same period of 2022.

◆	Net revenues for the non-life insurance business (formerly categorized as “property and casualty insurance business”) were RMB47.1 million (US$6.5 million) for the second quarter of 2023, representing an increase of 43.6% from RMB32.7 million for the corresponding period in 2022. The increase was mainly due to the contribution from a brokerage firm which was acquired in the second half of 2022. Net revenues generated from the non-life insurance business accounted for 4.2% of our total net revenues in the second quarter of 2023, as compared to 4.6% in the same period of 2022.

●	Net revenues for the claims adjusting business were RMB105.5 million (US$14.5 million) for the second quarter of 2023, representing an increase of 5.8% from RMB99.7 million for the corresponding period in 2022. Net revenues generated from the claims adjusting business accounted for 9.3% of our total net revenues in the second quarter of 2023, as compared to 14.2% in the same period of 2022.

Gross profit

Total gross profit was RMB323.1 million (US$44.6 million) for the second quarter of 2023, representing an increase of 31.3% from RMB246.0 for the corresponding period in 2022. By product line, the results were:

●	Life insurance business recorded a gross profit of RMB273.2 million (US$37.7 million), representing an increase of 34.8% from the second quarter of 2022. Gross margin for the period was 27.9%, as compared with 35.5% in the same period of 2022. The decrease in gross margin was mainly due to the impact of a newly acquired managing general agency which earns relatively lower gross margin than our self-operated business.

●	Non-life insurance business recorded a gross profit of RMB12.2 million (US$1.7 million), an increase of 28.4% from the second quarter of 2022. Gross margin for the period was 25.9%, as compared with 28.9% in the same period of 2022. The decrease in gross margin was mainly due to changes in product mix.

●	Claims adjusting business recorded a gross profit of RMB 37.7 million (US$5.2 million), an increase of 11.2% from the second quarter of 2022. Gross margin for the period was 35.8%, as compared with 34.0% in the same period of 2022.

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Operating expenses

●	Selling expenses were RMB64.3 million (US$8.9 million) for the second quarter of 2023, representing a decrease of 3.7% from RMB66.8 million for the corresponding period in 2022. The decrease was due to cost savings from personnel optimization and decreased number of sales outlets, partially offset by the increase in sales training events and the recognition of RMB4.7 million (US$0.7 million) share-based compensation expenses related to shares options granted to MDRT members from sales teams under the Company’s MDRT (“Millon-Dollar Roundtable Members”) Share Incentive Plan in the second quarter of 2023.

●	General and administrative expenses were RMB172.8 million (US$23.8 million) for the second quarter of 2023, representing an increase of 16.6% from RMB148.2 million for the corresponding period in 2022. The increase was mainly contributed by the acquisitions completed in the first quarter of 2023 amounting to approximately RMB23.2 million (US$3.2 million), partially offset by cost savings from personnel optimization and decrease in the number of branches since 2022.

As a result of the foregoing factors, we recorded operating income of RMB86.0 million (US$11.9 million) for the second quarter of 2023, representing an increase of 177.3% from RMB31.0 million for the corresponding period in 2022.

Operating margin was 7.6% for the second quarter of 2023, compared to 4.4% for the corresponding period in 2022.

Investment income was RMB12.3 million (US$1.7 million) for the second quarter of 2023, representing an increase of 459.1% from RMB2.2 million for the corresponding period in 2022. The investment income in the second quarter of 2023 consisted of yields from short-term investments in financial products, and is recognized when the investment matures or is disposed of.

Income tax expense was RMB20.2 million (US$2.8 million) for the second quarter of 2023, representing an increase of 165.8% from RMB7.6 million for the corresponding period in 2022. The effective tax rate for the second quarter of 2023 was 19.5% compared with 22.6% for the corresponding period in 2022.

Net income was RMB82.9 million (US$11.4 million) for the second quarter of 2023, representing an increase of 188.9% from RMB28.7 million for the corresponding period in 2022.

Net income attributable to the Company’s shareholders was RMB76.5 million (US$10.6 million) for the second quarter of 2023, representing an increase of 138.2% from RMB32.1 million for the corresponding period in 2022.

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Net margin was 6.8% for the second quarter of 2023, as compared to 4.6% for the corresponding period in 2022.

Adjusted EBITDA2 was RMB104.1 million (US$14.4 million) for the second quarter of 2023, representing an increase of 191.6% as compared to RMB35.7 million for the corresponding period in 2022.

Adjusted EBITDA margin5 was 9.2% for the second quarter of 2023, as compared to 5.1% for the corresponding period in 2022.

Basic and diluted net income per ADS were RMB1.42 (US$0.20) and RMB1.42 (US$0.20) for the second quarter of 2023, respectively, representing an increase of 136.7% from RMB0.60 and RMB0.60 for the corresponding period in 2022, respectively.

Basic6 and diluted3 adjusted EBITDA per ADS were RMB1.93 (US$0.27) and RMB1.93 (US$0.27) for the second quarter of 2023, representing an increase of 192.4% from RMB0.66 and RMB0.66 for the corresponding period in 2022, respectively.

As of June 30, 2023, the Company had RMB1,611.6 million (US$222.2 million) in cash, cash equivalents and short-term investments.

FANHUA’s Insurance Sales and Service Distribution Network:

●	As of June 30, 2023, excluding newly acquired entities, FANHUA’s distribution network consisted of 606 sales outlets in 23 provinces and 89 services outlets in 31 provinces as of June 30, 2023, compared with 712 sales outlets in 23 provinces and 104 services outlets in 31 provinces as of June 30, 2022. The decrease in the number of sales outlets reflected our focus on growing profitable branches, coupled with the challenging decisions to close those which were not yielding profits. The number of the Company’s in-house claims adjustors was 2,120 as of June 30, 2023, compared with 2,197 as of June 30, 2022.

Conference Call

The Company will host a conference call to discuss its second quarter 2023 financial results as per the following details.

[5]	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenues.

[6]	Basic adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total weighted average number of ADSs of the Company outstanding during the period.

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Time: 9:00 p.m. Eastern Daylight Time on August 30, 2023

or 9:00 a.m. Beijing/Hong Kong Time on August 31, 2023

Please pre-register online in advance to join the conference call by navigating to the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call details will be provided upon registration.

Conference Call Preregistration:

https://register.vevent.com/register/BId6d3ca220d82489bade7c973ed379772

Additionally, a live and archived webcast of the conference call will be available at FANHUA’s investor relations website:

https://edge.media-server.com/mmc/p/e3jg2sip

About FANHUA Inc.

Driven by its digital technologies and professional expertise in the insurance industry, FANHUA Inc. is the leading independent financial service provider in China, focusing on providing insurance-oriented family asset allocation services that covers customers’ full lifecycle and a one-stop service platform for individual sales agents and independent insurance intermediaries.

With strategic focus on long-term life insurance products, we offer a broad range of insurance products, claims adjusting services and various value-added services to meet customers’ diverse needs, through an extensive network of digitally empowered sales agents and professional claims adjustors. We also operate Baowang (www.baoxian.com), an online insurance platform that provides customers with a one-stop insurance shopping experience.

For more information about FANHUA Inc., please visit https://ir.fanhgroup.com.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about FANHUA and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control including macroeconomic conditions in China. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and FANHUA undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although FANHUA believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by FANHUA is included in FANHUA’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

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About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under generally accepted accounting principles in the United States (“GAAP”), the Company also provides adjusted EBITDA, adjusted EBITDA margin and basic and diluted adjusted EBITDA per ADS, all of which are non-GAAP financial measures, as supplemental measures to review and assess operating performance. Adjusted EBITDA is defined as net income before income tax expense, share of income and impairment from affiliates, investment income, interest income, financial cost, depreciation, amortization of intangible assets and share-based compensation expenses. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenues. Basic adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total weighted average number of ADSs of the Company outstanding during the period. Diluted adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total weighted average number of diluted ADSs of the Company outstanding during the period. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations. Specifically, the Company’s non-GAAP measures exclude interest income, investment income, financial cost, income tax expense, depreciation, amortization of intangible assets, share of income and impairment from affiliates and share-based compensation expenses. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies, including peer companies. The presentation of these non-GAAP financial measures has limitations as analytical tools, and investors should not consider them in isolation from, or as a substitute for analysis of, the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin” set forth at the end of this press release.

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FANHUA INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	567,525	582,184	80,287
Restricted cash	59,957	57,251	7,895
Short term investments	347,754	1,029,370	141,957
Accounts receivable, net	667,554	913,052	125,916
Other receivables	231,049	183,509	25,307
Other current assets	419,735	24,066	3,318
Total current assets	2,293,574	2,789,432	384,680

Non-current assets:
Restricted bank deposit – non-current	20,729	22,152	3,055
Contract assets, net - non-current	385,834	595,250	82,089
Property, plant, and equipment, net	98,459	93,885	12,947
Goodwill and intangible assets, net	109,997	481,536	66,407
Deferred tax assets	20,402	35,886	4,949
Investment in affiliates	4,035	3,495	482
Other non-current assets	11,400	20,115	2,774
Right of use assets	145,086	112,396	15,500
Total non-current assets	795,942	1,364,715	188,203
Total assets	3,089,516	4,154,147	572,883

Current liabilities:
Short-term loan	35,679	202,869	27,977
Accounts payable	436,784	620,652	85,592
Insurance premium payables	16,580	16,302	2,248
Other payables and accrued expenses	174,326	249,184	34,364
Accrued payroll	96,279	93,484	12,892
Income tax payable	130,024	114,184	15,747
Current operating lease liability	62,304	47,994	6,619
Total current liabilities	951,976	1,344,669	185,439

Non-current liabilities:
Accounts payable – non-current	192,917	328,260	45,269
Other tax liabilities	36,647	34,653	4,779
Deferred tax liabilities	102,455	144,094	19,871
Non-current operating lease liability	74,190	55,161	7,607
Total non-current liabilities	406,209	562,168	77,526
Total liabilities	1,358,185	1,906,837	262,965

Ordinary shares	8,091	8,675	1,196
Treasury stock	(10)	(65)	(9)
Additional Paid-in capital	461	196,993	27,167
Statutory reserves	559,520	559,520	77,161
Retained earnings	1,087,984	1,224,951	168,928
Accumulated other comprehensive loss	(32,643)	(21,068)	(2,905)
Total shareholders’ equity	1,623,403	1,969,006	271,538
Non-controlling interests	107,928	278,304	38,380
Total equity	1,731,331	2,247,310	309,918
Total liabilities and equity	3,089,516	4,154,147	572,883

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FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,			June 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Agency	603,406	1,027,190	141,656	1,191,394	1,752,742	241,714
Life insurance business	570,654	980,061	135,157	1,129,228	1,663,463	229,402
Non-life insurance business	32,752	47,129	6,499	62,166	89,279	12,312
Claims adjusting	99,710	105,450	14,542	198,109	207,635	28,634
Total net revenues	703,116	1,132,640	156,198	1,389,503	1,960,377	270,348
Operating costs and expenses:
Agency	(391,258)	(741,805)	(102,300)	(774,701)	(1,229,172)	(169,511)
Life insurance business	(367,976)	(706,886)	(97,484)	(731,503)	(1,163,502)	(160,455)
Non-life insurance business	(23,282)	(34,919)	(4,816)	(43,198)	(65,670)	(9,056)
Claims adjusting	(65,827)	(67,726)	(9,340)	(133,076)	(133,479)	(18,408)
Total operating costs	(457,085)	(809,531)	(111,640)	(907,777)	(1,362,651)	(187,919)
Selling expenses	(66,761)	(64,281)	(8,864)	(141,629)	(130,802)	(18,038)
General and administrative expenses	(148,242)	(172,796)	(23,830)	(288,480)	(320,537)	(44,204)
Total operating costs and expenses	(672,088)	(1,046,608)	(144,334)	(1,337,886)	(1,813,990)	(250,161)
Income from operations	31,028	86,032	11,864	51,617	146,387	20,187
Other income, net:
Investment income	2,220	12,325	1,700	6,274	24,957	3,442
Interest income	1,158	3,770	520	1,837	9,097	1,255
Financial cost	—	(2,723)	(376)	—	(4,682)	(646)
Others, net	(565)	3,940	543	9,408	6,482	894
Income from operations before income taxes and share income of affiliates	33,841	103,344	14,251	69,136	182,241	25,132
Income tax expense	(7,641)	(20,202)	(2,786)	(13,989)	(38,289)	(5,280)
Share of income (loss) of affiliates, net of impairment	2,500	(209)	(29)	(68,134)	(540)	(74)
Net (loss) income	28,700	82,933	11,436	(12,987)	143,412	19,778
Less: net (loss) income attributable to non-controlling interests	(3,423)	6,418	885	(7,272)	6,445	889
Net (loss) income attributable to the Company’s shareholders	32,123	76,515	10,551	(5,715)	136,967	18,889

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FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income per share:
Basic	0.03	0.07	0.01	(0.01)	0.13	0.02
Diluted	0.03	0.07	0.01	(0.01)	0.13	0.02
Net (loss) income per ADS:
Basic	0.60	1.42	0.20	(0.11)	2.54	0.35
Diluted	0.60	1.42	0.20	(0.11)	2.54	0.35
Shares used in calculating net income per share:
Basic	1,074,291,784	1,080,192,033	1,080,192,033	1,074,143,718	1,077,103,934	1,077,103,934
Diluted	1,074,291,784	1,080,669,621	1,080,669,621	1,074,143,718	1,077,451,347	1,077,451,347
Net (loss) income	28,700	82,933	11,436	(12,987)	143,412	19,778
Other comprehensive income, net of tax: Foreign currency translation adjustments	706	9,767	1,347	796	8,880	1,225
Share of other comprehensive loss of affiliates	5,101	—	—	4,688	—	—
Unrealized net (loss) gains on available-for-sale investments	4,502	2,515	347	(610)	2,695	372
Comprehensive (loss) income	39,009	95,215	13,130	(8,113)	154,987	21,375
Less: Comprehensive (loss) income attributable to the non-controlling interests	(3,423)	6,418	885	(7,272)	6,445	889
Comprehensive (loss) income attributable to the Company’s shareholders	42,432	88,797	12,245	(841)	148,542	20,486

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FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,			June 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net (loss) income	28,700	82,933	11,436	(12,987)	143,412	19,778
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	(149)	(3,460)	(477)	(1,798)	(6,989)	(964)
Share of income of affiliates	(2,500)	209	29	68,134	540	74
Other non-cash adjustments	44,394	44,565	6,147	80,049	74,859	10,324
Changes in operating assets and liabilities	(20,324)	(71,862)	(9,910)	(170,351)	(178,173)	(24,572)
Net cash used in operating activities	50,121	52,385	7,225	(36,953)	33,649	4,640
Cash flows from investing activities:
Purchase of short-term investments	(686,000)	(1,487,980)	(205,203)	(1,541,000)	(2,103,010)	(290,019)
Proceeds from disposal of short-term investments	765,884	1,361,816	187,803	1,834,331	1,823,149	251,423
Prepayment for acquisition of short-term investments	(100,000)	—	—	(100,000)	—	—
Cash rendered for loan receivables from a third party	(100,000)	(80,000)	(11,032)	(100,000)	(80,000)	(11,032)
Repayment of loan receivables from a third party	—	180,000	24,823	—	180,000	24,823
Cash acquired from business acquisitions	—	—	—	—	21,208	2,925
Others	(6,392)	(4,235)	(584)	(68,156)	(6,185)	(852)
Net cash generated from (used in) investing activities	(126,508)	(30,399)	(4,193)	25,175	(164,838)	(22,732)
Cash flows from financing activities:
Dividends paid	(52,069)	—	—	(52,069)	—	—
Proceeds from bank and other borrowings	—	12,000	1,655	—	182,268	25,136
Repayment of bank and other borrowings	—	(18,026)	(2,486)	—	(18,026)	(2,486)
Interests paid	—	(2,425)	(334)	—	(4,128)	(569)
Acquisition of additional equity interests in non-wholly owned subsidiaries	—	—	—	—	(110)	(15)
Repurchase of ordinary shares from open market	—	(22,107)	(3,049)	—	(22,107)	(3,049)
Net cash generated from financing activities	(52,069)	(30,558)	(4,214)	(52,069)	137,897	19,017
Net increase in cash, cash equivalents and restricted cash	(128,456)	(8,572)	(1,182)	(63,847)	6,708	925
Cash, cash equivalents and restricted cash at beginning of period	721,388	660,781	91,126	656,522	648,211	89,392
Effect of exchange rate changes on cash and cash equivalents	(507)	9,378	1,293	(250)	6,668	920
Cash, cash equivalents and restricted cash at end of period	592,425	661,587	91,237	592,425	661,587	91,237

IR-379

FANHUA INC.

Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	30-Jun			30-Jun
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Net income	28,700	82,933	11,436	(12,987)	143,412	19,778
Income tax expense	7,641	20,202	2,786	13,989	38,289	5,280
Share of income and impairment of affiliates, net	(2,500)	209	29	68,134	540	74
Investment income	(2,220)	(12,325)	(1,700)	(6,274)	(24,957)	(3,442)
Interest income	(1,158)	(3,770)	(520)	(1,837)	(9,097)	(1,255)
Financial cost	—	2,723	376	—	4,682	646
Depreciation	5,248	4,241	585	10,023	8,371	1,154
Amortization of intangible assets	—	4,864	671	—	8,797	1,213
Compensation expenses associated with stock option	—	5,064	698	—	8,184	1,129
Adjusted EBITDA	35,711	104,141	14,361	71,048	178,221	24,577
Total net revenues	703,116	1,132,640	156,198	1,389,503	1,960,377	270,348
Adjusted EBITDA Margin	5.1%	9.2%	9.2%	5.1%	9.1%	9.1%
Adjusted EBITDA per ADS ：
Basic	0.66	1.93	0.27	1.32	3.31	0.46
Diluted	0.66	1.93	0.27	1.32	3.31	0.46
Shares used in calculating adjusted EBITDA per share:
Basic	1,074,291,784	1,080,192,033	1,080,192,033	1,074,143,718	1,077,103,934	1,077,103,934
Diluted	1,074,291,784	1,080,669,621	1,080,669,621	1,074,143,718	1,077,451,347	1,077,451,347

IR-379

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@fanhgroup.com

Source: FANHUA Inc.